Filed by: Fidelity Union Street Trust II

Pursuant to Rule 425 under the Securities Acts of 1933 and

deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Court Street Trust II

SEC File No. 033-43758 and 811-06453

We are proposing to merge five state municipal money market funds (AZ, CT, MI, OH, and PA) into the national fund, Fidelity Municipal Money Market Fund. The five state funds are closed to new investors as of July 15, 2022. Existing shareholders can continue to purchase shares of the funds. Proxy materials will be mailed on or around September 19, 2022. Shareholder meetings are expected to be held on or around November 16, 2022, and approval of the proposed actions will be voted on at that time.

Next Step: Please review your options by going to the Fidelity Mutual Fund Evaluator. If you still have questions, please read these FAQs.

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